BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE PERIOD FROM JANUARY TO SEPTEMBER 2006

We present below the results of Itaú for the period from January to September 2006. The complete financial statements and the Management’s Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1.	Consolidated net income without the effects of BankBoston (BKB) acquisition totaled R$ 4,793 million up to September 2006, with annualized return of 35.8% on average equity. When taking into account the BKB effects, net income for the period amounted to R$ 3,029 million, with a return of 22.6%. Consolidated stockholders’ equity totaled R$ 21,693 million, a 42.4% increase in relation to the same period of the prior year, and referential equity for operating limits calculation purposes was R$ 28,565 million.

2.	Itaú’s preferred and common shares rose 25.7% and 17.5%, respectively, as compared to September 2005, while the Bovespa index rose 21.1%. Itaú’s market value reached R$ 76,845 million at the end of September.

3.	Itaú employed 58,885 people at the end of September. Fixed compensation plus charges and benefits totaled R$ 2,943 million from January to September 2006. Welfare benefits granted to employees and their dependants totaled R$ 516 million. In this period, Itaú invested R$ 50 million in education, training and development programs.

4.	Itaú paid or provided for its own taxes and contributions in the amount of R$ 4,691 million in the period from January to September 2006. Additionally, the amount of R$ 5,986 million in taxes was withheld from clients, collected and paid.

5.	Consolidated assets totaled R$ 206,935 million, a 41.8% increase as compared to September 2005. The loan portfolio, including endorsements and sureties, grew 45.9% as compared to the same period in the prior year, totaling R$ 89,869 million. Noteworthy is the 47.2% increase in the credit to individuals segment.

6.	Total free, raised and managed own assets increased 50.6% as compared to September 2005, totaling R$ 353,299 million. Time deposits grew 35.2%. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 17,534 million, an increase of 30.0% as compared to the same period in the prior year.

7.	Itaú Holding acquired BankBoston’s operations in Brazil from Bank of America Corporation (BAC), a transaction authorized by Bacen on August 22 and approved by stockholders at the Extraordinary Stockholders’ Meeting held on August 25. The payment of this transaction was made through the issuance of 68,518 thousand preferred shares of Itaú, corresponding to approximately 5.8% of its capital stock. Additionally, two members of the Board of Directors were elected: Geraldo Carbone, former president of BankBoston and Guillermo Alejandro Cortina, appointed by BAC. The agreements signed with BAC on August 8 for the acquisition of BankBoston operations in Chile and Uruguay will be concluded after their approval by the governmental authorities of Brazil, Chile and Uruguay.

8.	On August 31, Itaú and XL Capital Ltd. (XL) signed definitive agreements on the incorporation of a new insurance company, Itaú XL Seguros Corporativos S.A. (Itaú XL), which will operate in the commercial and industrial insurance markets of large risk in Brazil. The capital stock of the new insurance company amounts to approximately R$ 170 million, of which each partner holds 50% of ownership interests.

9.	For the seventh consecutive time, Itaú was selected as one of the 318 companies that make up the Dow Jones Sustainability World Index (DJSWI), being the only Latin American bank in this Index since its creation.

10.	For the first time Moody’s assigned Itaú, through its Cayman branch, the investment grade rating for long-term foreign-currency debt securities. It has also upgraded the deposit ratings of Banco Itaú, Banco Itaú BBA and Banco Itaú Cayman Island.

11.	We highlight the nationwide launching of the Itaú Criança Program (Itaú Child Program), designed to mobilize society at large with actions and programs that contribute to the full development of children and youth.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements — September 30, 2006

12.	Also noteworthy are the credit facilities aimed at providing funds to small and middle-market companies of Brazil in compliance with the Brazilian Environmental Legislation and the Inter-American Investment Corporation (IIC) rules, a financial institution of the Inter-American Development Bank (IDB) Group. In July, Banco Itaú completed an A/B Loan transaction amounting to US$ 50 million with the IIC. Funds were invested in lease operations and social and environmental products, such as Compror and Giro Socioambiental Itaú.

13.	Fundação Itaú Social held the first edition of the “Jovens Urbanos” (urban youth) Program in Rio de Janeiro, which will benefit 480 youths. Also noteworthy is the fourth edition of the Social Projects Economic Evaluation course, with the participation of 30 representatives from NGOs and the Government. Banco Itaú, through the capitalization plan PIC Esperança, transferred approximately R$ 3 million to elementary education programs developed by UNICEF and Fundação Itaú Social.

14.	In the period from January to September, Instituto Itaú Cultural’s headquarters in São Paulo received over 242 thousand visitors. The “Rumos” (directions) Program received 662 applications for the Dance category and 377 for the Film and Video category. Among the activities held in the period, we highlight the fourth edition of the “Onda Cidadã” (communal wave) program and the third edition of the international art and technology biennial exhibition staged by Itaú Cultural and visited by 91,456 people.

São Paulo, October 30, 2006.

Olavo Egydio Setubal
Chairman of the Board of Directors

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements — September 30, 2006